SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 5)1

METRO ONE TELECOMMUNICATIONS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

5916EF105
(CUSIP Number)

Strategic Turnaround Equity Partners, L.P. (Cayman)

c/o Galloway Capital Management, LLC

720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-0581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007
(Date of Event Which Requires Filing of this Statement)

  1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  X

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 59163F105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P (Cayman) ( “STEP”) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 635,951
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 635,951
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,951 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.20%(1)
14		TYPE OF REPORTING PERSON PN

(1)
On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC (“GCM”) 90-0000838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 778,030 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 778,030 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,030 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.48% (2)
14		TYPE OF REPORTING PERSON OO

(1)	This includes 635,951 shares held by STEP and 142,079 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

(2)
On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105	13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 11,289(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 778,030 (2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,289(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 778,030 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,319 (1)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.66% (3)
14		TYPE OF REPORTING PERSON IN

(1)
Of the 11,289 total shares of Common Stock, 4,289 shares of common stock are held by the Gary Herman, IRA, 2,500 shares are held individually, and 4,500 shares are held by FBR, Inc. (“FBR”) for which Mr. Herman has the power to vote and dispose.

(2)	This includes 635,951 shares of common stock held by STEP and 142,079 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose

(3)   On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59163F105	13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 62,275(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 778,030 (2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 62,275 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 778,030 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.48% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Of the 62,275 total shares of common stock, 38,326 shares of common stock are held by Jacombs Investments, Ltd. (“Jacombs”) for which Mr. Galloway has the power to vote and dispose, 4,036 shares are held by Mr. Galloway, individually, 300 shares are held by Mr. Galloway’s Individual Retirement Account, 17,713 shares are held by RexonGalloway Capital Growth, LLC for which Mr. Galloway has the power to vote and dispose, and 1,900 shares are held by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose.

(2)	This includes 635,951 shares of common stock held by STEP and 142,079 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

(3)
On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates to the Common Stock, no par value, (the “Common Stock”) of Metro One Telecommunications, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 11200 Murray Scholls Place, Beaverton, Oregon 97007.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), Gary L. Herman and Bruce Galloway are citizens of the United States and managing members of Galloway Capital Management LLC, Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman).

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Schedule 13D, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership

General Partner - Galloway Capital Management LLC

Galloway Capital Management, LLC	Delaware limited liability company

Managing Member - Gary L. Herman Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States Managing Member - Galloway Capital Management, LLC Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States Managing Member - Galloway Capital Management, LLC Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons or any officer or director thereof, was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the investment capital of Messrs. Galloway and Herman.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were sold for investment purposes

Date	Number of Shares Sold	Price Per Share

12/20/07	149,463	1.50

On each of the following dates, transfers were made by limited partners to STEP in exchange for limited partnership interests:

Date	Number of Shares Transferred

12/5/07	5,475

On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made sales of Common Stock on the open market:

Date	Number of Shares Sold	Price Per Share

12/5/07	12,100	1.9449
12/6/07	4,897	1.9333
12/7/07	12,000	1.9612
12/7/07	1,900	1.9612
12/10/07	2,900	2.0069
12/11/07	2,000	2.0346
12/11/07	2,100	2.0346
12/12/07	2,472	2.0008
12/20/07	9,006	1.5000
12/20/07	4,162	1.5000

On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made purchases of Common Stock on the open market with their personal funds:

Date	Number of Shares Purchased	Price Per Share

11/20/07	1,000	1.3370
11/2307	100	1.6100
12/20/07	300	1.6033

On each of the following dates and at the following prices per share, Finvest Yankee made purchases of Common Stock on the open market:

Date	Number of Shares Purchased	Price Per Share

11/1/2007	5,250	2.0158
11/6/2007	3,900	2.0036

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 635,951 shares of Common Stock representing approximately 10.20% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2007 (the “Report”). STEP shares voting and disposition power with respect to the 635,951 shares. Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), is deemed to be the indirect beneficial owner of 788,030 shares of Common Stock (approximately 12.48% of the number of shares of Common Stock stated to be outstanding in its Report) which includes 635,951 shares of common stock held by STEP and 142,079 shares of common stock held by Finvest Yankee, LP GCM shares power to vote and dispose all of the shares held by STEP and Finvest Yankee, L.P.

Bruce Galloway and Gary L. Herman (as Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 840,305 and 789,319 shares of Common Stock respectively, representing approximately 13.48% and 12.48% of the number of shares of Common Stock stated to be outstanding by the Company in the Report. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 778,030 shares of Common Stock of the Company which includes 635,951 shares held by STEP and 142,079 shares held by Finvest Yankee, LP for which they have shared power to vote and dispose.

Mr. Galloway holds 62,275 total shares of Common Stock of the Company for which he has sole voting ad disposition power, of which 38,326 shares are held by Jacombs Investments, Ltd. (“Jacombs”), 4,036 shares are held by Mr. Galloway, individually, 300 shares are held by Mr. Galloway’s Individual Retirement Account, 17,713 shares are held by RexonGalloway Capital Growth, LLC, and 1,900 shares are held by Mr. Galloway’s son.

Mr. Herman holds 11,289 shares of Common Stock of the Company for which he has sole voting and disposition power, of which 4,289 shares of Common Stock are held directly by the Gary Herman, IRA, 2,500 shares are held individually, and 4,500 shares are held by FBR, Inc. (“FBR”).

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman).

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A. Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

January 24, 2008	By:/s/ Gary Herman Name: Gary Herman Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

January 24, 2008	By:/s/ Bruce Galloway Name: Bruce Galloway Title: Managing Member

January 24, 2008	/s/ Gary L. Herman

Gary L. Herman

January 24, 2008	/s/ Bruce Galloway

Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of Metro One Telecommunications, Inc.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: January 24, 2008

Strategic Turnaround Equity Partners, L.P. (Cayman)

By:/s/ Gary Herman Name: Gary Herman Title: Managing Member of Galloway Capital Management, LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By:/s/ Bruce Galloway Title: Managing Member

/s/ Gary Herman Gary L. Herman

/s/ Bruce Galloway Bruce Galloway